SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2008

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Circular dated November 25, 2008 regarding matters in connection with the Connected Transaction (including a Continuing Connected Transaction) to be approved at the extraordinary general meeting of the Registrant (the “Extraordinary General Meeting”) to be held on December 11, 2008.

1.2	Form of proxy for use at the Extraordinary General Meeting.

1.3	Voting Instruction Card for holders of American Depositary Shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2008

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Christopher Foll
Christopher Foll
Chief Financial Officer

Exhibit 1.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

CONNECTED TRANSACTION

(INCLUDING A CONTINUING CONNECTED TRANSACTION)

PROVISION OF FINANCIAL ASSISTANCE ON A SECURED BASIS

BY A CONNECTED PERSON

Independent financial adviser to

the Independent Board Committee and the Independent Shareholders

A letter from the Board is set out on pages 5 to 10 of this circular. A letter from the Independent Board Committee containing its recommendation is set out on page 11 of this circular. A letter from Somerley Limited, the independent financial adviser, containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 12 to 18 of this circular.

A notice convening an extraordinary general meeting of Hutchison Telecommunications International Limited to be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 11 December 2008 at 10:30 a.m. or any adjournment thereof to approve the matters referred to in this circular is set out on pages 28 to 29 of this circular.

A form of proxy for use at the meeting is enclosed. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for holding of the EGM to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

25 November 2008

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“ADS(s)”	American Depositary Share(s) issued by Citibank, N.A., each representing ownership of 15 Shares

“affiliate”	in relation to any person, a subsidiary or any holding company of such person or any other subsidiary of any such holding company

“associate”	shall have the meaning ascribed to it in the Listing Rules

“Board”	the board of Directors

“Borrower(s)”	has the meaning ascribed to that term in the Facility Agreement

“Business Day”	a day on which banks are open for business in Hong Kong, London and New York

“Cap”	the maximum amount (the initial amount being US$1,340 million (or approximately HK$10,385 million)) which is made available to the Borrowers under the Tranche B Facility determined in accordance with the terms and conditions of the Facility Agreement

“Company” or “HTIL”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose Shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and whose ADSs are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“connected person”	shall have the meaning ascribed to that expression in the Listing Rules

“Consolidated EBITDA”	has the meaning ascribed to that expression in the Facility Agreement

“Consolidated Net Finance Charges”	has the meaning ascribed to that expression in the Facility Agreement

“Directors”	directors of the Company

“EGM”	the extraordinary general meeting of the Company to be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 11 December 2008 at 10:30 a.m. or any adjournment thereof to consider and, if thought fit, to grant the Independent Shareholders Approval, the notice of which is set out on pages 28 to 29 of this circular

DEFINITIONS

“Existing Facility”	the HK$9,000 million credit facility made available to the Company and Hutchison Telephone Company Limited by a group of independent financial institutions pursuant to credit facility agreement dated 15 May 2008

“Facility”	the senior secured revolving credit/term loan facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) to be provided on and subject to the terms and conditions of the Facility Agreement

“Facility Agreement”	the US$2,500 million senior secured revolving credit/term loan facility agreement dated 25 November 2008 and entered into by the Company, HTFCL and HFAL

“Group”	the Company and its subsidiaries

“holding company”	in relation to any person, an entity of which that person is a subsidiary

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“HFAL”	Hutchison Facility Agents Limited, an indirect subsidiary of HWL, the facility agent and security trustee of the Facility and a connected person of HTIL

“HTFCL”	Hutchison Telecommunications Finance Company Limited, an indirect subsidiary of HWL, the lender of the Facility and a connected person of HTIL

“HWL”	Hutchison Whampoa Limited, a company incorporated in Hong Kong, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 013) and a substantial shareholder and connected person of HTIL

“HWL Group”	HWL and its subsidiaries (which, for the purpose of this circular, exclude the Group)

“HWL Guarantee”	the guarantee dated 25 November 2008 and executed by HWL in favour of the Company pursuant to which HWL agrees, inter alia, to guarantee the due and punctual payment of any and all amounts payable by HTFCL under the terms of the Facility Agreement

DEFINITIONS

“IFA” or “Somerley”	Somerley Limited, a corporation licensed to carry out business in type 1 (dealing in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and is the independent financial adviser appointed to advise the Independent Board Committee and the Independent Shareholders in relation to the terms of the Facility Agreement (including the Cap) and all the transactions contemplated by or incidental to the Facility Agreement

“Independent Board Committee”	an independent committee of the Board, comprising all the Independent Non-executive Directors, Messrs. Kwan Kai Cheong, John W. Stanton and Kevin Westley, established to give an opinion to the Independent Shareholders in relation to the terms of the Facility Agreement (including the Cap) and all the transactions contemplated by or incidental to the Facility Agreement

“Independent Shareholders”	in respect of any matter proposed to be approved by Shareholders, those who do not have any material interests in such matter other than by virtue of their shareholding in the Company. In the case of the Facility Agreement, such Shareholders shall not include HWL and its associates

“Independent Shareholders Approval”	the passing of the resolution on a poll by Shareholders (other than those prohibited from voting under the Listing Rules) at the EGM approving, confirming and ratifying, amongst others, the terms of the Facility Agreement (including the Cap), the entering into of the Facility Agreement by the Company and all the transactions contemplated by or incidental to the Facility Agreement

“Latest Practicable Date”	21 November 2008, being the latest practicable date before printing of this circular for ascertaining certain information for the purpose of inclusion in this circular

“Lender”	has the meaning ascribed to that term in the Facility Agreement

“LIBOR”	has the meaning ascribed to that term in the Facility Agreement

“Listing Rules”	the Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Loan”	a Tranche A Loan or a Tranche B Loan

“Model Code”	Model Code for Securities Transactions by Directors of Listed Issuers adopted by the Company

DEFINITIONS

“Net Debt”	has the meaning ascribed to that expression in the Facility Agreement

“SFO”	Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong)

“Share(s)”	ordinary share(s) of par value HK$0.25 each in the capital of the Company

“Shareholder(s)”	holders of the Share(s) from time to time

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to that term in Listing Rule 1.01 or, if the context so requires, the meaning ascribed to that term in the Facility Agreement

“substantial shareholder”	has the meaning ascribed to that expression in Listing Rule 1.01

“Test Date”	has the meaning ascribed to that expression in the Facility Agreement

“Tranche A Facility”	has the meaning ascribed to that expression in the section headed “Principal Terms of the Facility Agreement” of this circular

“Tranche A Loan”	save as provided in the Facility Agreement, the principal amount of each borrowing under the Tranche A Facility or the principal amount outstanding of that borrowing

“Tranche B Facility”	has the meaning ascribed to that expression in the section headed “Principal Terms of the Facility Agreement” of this circular

“Tranche B Loan”	save as provided in the Facility Agreement, the principal amount of each borrowing under the Tranche B Facility or the principal amount outstanding of that borrowing

“HK$”	Hong Kong Dollars, the lawful currency for the time being of Hong Kong

“US$”	US Dollars, the lawful currency of the United States of America

For the purpose of this circular and for reference purpose only, an exchange rate of US$1.00 to HK$7.7502 is adopted.

LETTER FROM THE BOARD

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Executive Directors:

Mr. LUI Dennis Pok Man

Mr. Christopher John FOLL

Mr. CHAN Ting Yu

(also Alternate to Mr. Lui Dennis Pok Man)

Mr. WONG King Fai, Peter

Non-executive Directors:

Mr. FOK Kin-ning, Canning (Chairman)

Mrs. CHOW WOO Mo Fong, Susan

(also Alternate to Mr. Fok Kin-ning,

Canning and Mr. Frank John Sixt)

Mr. Frank John SIXT

Independent Non-executive Directors:

Mr. KWAN Kai Cheong

Mr. John W. STANTON

Mr. Kevin WESTLEY

Alternate Directors:

Mr. WOO Chiu Man, Cliff

(Alternate to Mr. Christopher John Foll)

Mr. MA Lai Chee, Gerald

(Alternate to Mr. Wong King Fai, Peter)

25 November 2008

To the Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

(INCLUDING A CONTINUING CONNECTED TRANSACTION)

PROVISION OF FINANCIAL ASSISTANCE ON A SECURED BASIS

BY A CONNECTED PERSON

INTRODUCTION

The Company announced on 25 November 2008, amongst others, that it had entered into the conditional Facility Agreement, pursuant to which HTFCL (an indirect subsidiary of HWL) agreed to make available to the Company and certain of its subsidiaries the Facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) subject to and in accordance with the terms and conditions of the Facility Agreement including the obtaining of the Independent Shareholders Approval. The HWL Guarantee was also executed and delivered on 25 November 2008.

Each of HTFCL and HFAL is an indirect subsidiary of HWL which, in turn, held approximately 60.36% indirect interest in the Company as at the Latest Practicable Date. Each of HWL, HTFCL and HFAL is therefore a connected person of the Company by virtue of being a substantial shareholder (in the case of HWL) or an associate of a substantial shareholder (in the case of HTFCL and HFAL) of the Company.

LETTER FROM THE BOARD

The provision of financial assistance by the HWL Group contemplated under the Facility Agreement where security over the assets of the Group is granted in respect of the financial assistance constitutes a connected transaction (including a continuing connected transaction) for the Company under the Listing Rules and is subject to (i) the reporting and announcement requirements under Chapter 14A of the Listing Rules, and (ii) obtaining the Independent Shareholders Approval.

The purpose of this circular is to provide you with, amongst other, further details of the Facility Agreement, the recommendation from the Independent Board Committee, the opinion from the IFA to the Independent Board Committee and the Independent Shareholders, and the notice convening the EGM.

PRINCIPAL TERMS OF THE FACILITY AGREEMENT

Lender:	HTFCL.

Borrowers:	The Company as the principal borrower, and such (direct or indirect) wholly-owned subsidiary or subsidiaries of the Company or Hutchison Telephone Company Limited as may, from time to time, become (an) additional borrower(s) under the Facility Agreement in accordance with the terms thereof.

Guarantors:	The Company as the original guarantor, such other members of the Group identified as initial guarantors in the Facility Agreement and any other person which becomes an additional guarantor in accordance with the terms of the Facility Agreement.

Facility Amount and Purposes:	Senior secured revolving credit/term loan facility of a maximum aggregate amount of US$2,500 million (approximately HK$19,376 million) to be provided in the following two tranches:

(i) “Tranche A Facility” – US$1,160 million (approximately HK$8,991 million) term loan facility in and towards repayment of outstanding amounts due and payable under the Existing Facility; and

(ii) “Tranche B Facility” – US$1,340 million (approximately HK$10,385 million) revolving credit facility in and towards refinancing of other existing indebtedness of the Group, funding any acquisition and general corporate purposes of any member of the Group.

Final Maturity Date:	15 November 2011.

LETTER FROM THE BOARD

Availability Period:	From 25 November 2008 to:

(i) Tranche A Facility – the earlier of (a) 14 May 2009 and (b) the date on which all outstanding amounts are repaid under the Existing Facility; and

(ii) Tranche B Facility – the date falling one week before the Final Maturity Date.

Advances may be made to the Borrowers subject to not less than ten Business Days’ prior written notice (or such shorter period as the Lender and the relevant Borrower may agree).

Interest Rate:	2.45 per cent. per annum above the applicable LIBOR.

Upfront Fee:	0.20 per cent. on the Facility Amount on the date of the Facility Agreement payable to the Lender on the earlier of (a) the date of first advance under the Facility Agreement and (b) the date falling 90 days from the date of the Facility Agreement.

Commitment Fee:	0.20 per cent. per annum on the daily undrawn balance of the Facility payable semi-annually in arrears accruing from the date of the Facility Agreement.

Repayment:	(i) Tranche A Loan – on the Final Maturity Date.

(ii) Tranche B Loan – on the last day of its interest period and on the Final Maturity Date.

Voluntary Prepayment:	Permitted in minimum amount of US$10 million and integral multiples of US$5 million or, if less, the balance of the Loan outstanding by giving not less than five Business Days’ prior written notice to the Facility Agent. No premium, fee or penalty is payable in respect of any prepayment.

Voluntary Cancellation:	The Company may, without premium, fee or penalty, cancel the availability of any undrawn Facility Amount by giving not less than five Business Days’ prior written notice to the Facility Agent. Any amount cancelled will not be available for redrawing.

Mandatory Cancellation:	The commitments to make available the Tranche B Facility shall be automatically reduced by the amount of each facility obtained by any of the subsidiaries specified in the Facility Agreement after the date thereof.

LETTER FROM THE BOARD

Security and Guarantees:	(i)	Joint and several unconditional irrevocable guarantee from the Company, other members of the Group as are identified as the initial guarantors in the Facility Agreement and such other members of the Group as may be required under the terms of the Facility Agreement to become additional guarantors;

	(ii)	Fixed and floating securities over all present and future assets, rights and businesses of the Company, other members of the Group as are identified for this purpose in the Facility Agreement and such other members of the Group as may be required under the terms of the Facility Agreement to become additional guarantors; and

	(iii)	Share mortgage (or equivalent security) over the issued share capital of such members of the Group as are identified for this purpose in the Facility Agreement.

Condition Precedent to the Obligations of the Borrowers, the Guarantors and the Security Providers:	Obtaining the Independent Shareholders Approval on or before the date falling six months after the date of the Facility Agreement.

Financial Covenants:	(i)	Net Debt as at each Test Date will not exceed 400% of Consolidated EBITDA for the period of 12 months (or annualised 12 month period) that ends on that Test Date; and

	(ii)	Consolidated EBITDA for the period of 12 months (or annualised 12 month periods) that ends on each Test Date equals to or exceeds 300% of Consolidated Net Finance Charges for that same period.

Conditions Precedent to Drawdown and Other Terms:	Customary conditions precedent including execution of all security documents set out in the Facility Agreement and no event of default or such other events specified in the Facility Agreement being outstanding or might result from the making of the Loan and other terms and conditions customary of advances in the nature of the Loan.

REASONS FOR, BENEFITS OF, ENTERING INTO THE FACILITY AGREEMENT

Having regard to the Company’s capital structure, and the level of resources available after payment of the special dividend declared on 12 November 2008, the Board considers it prudent and appropriate to secure a lending commitment on the terms of the Facility Agreement as such commitment will provide the Group with the right and flexibility, which it may choose not to utilise, to access any additional funding the Group may require in the medium term.

The Board (excluding Mr. Fok Kin-ning, Canning, Mrs. Chow Woo Mo Fong, Susan and Mr. Frank John Sixt who voluntarily abstained from voting but including all the Independent Non-executive Directors who took into account the opinion issued by the IFA covering the terms of the Facility Agreement and such other matters as are required under the Listing Rules and set out in this circular) considers that the terms of the Facility Agreement (including the Cap) and all the

LETTER FROM THE BOARD

transactions contemplated by or incidental to the Facility Agreement to be provided on normal commercial terms, and fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends in its letter to the Independent Shareholders included in this circular to vote in favour of the resolution which will be proposed at the EGM to approve and ratify (as appropriate) the terms of the Facility Agreement (including the Cap), the entering into of the Facility Agreement by the Company and all the transactions contemplated by or incidental to the Facility Agreement.

LISTING RULES IMPLICATIONS OF THE FACILITY AGREEMENT

Each of HTFCL and HFAL is an indirect subsidiary of HWL which, in turn, held approximately 60.36% indirect interest in the Company as at the Latest Practicable Date. Each of HWL, HTFCL and HFAL is therefore a connected person of the Company by virtue of being a substantial shareholder (in the case of HWL) or an associate of a substantial shareholder (in the case of HTFCL and HFAL) of the Company.

The provision of the financial assistance by the HWL Group contemplated under the Facility Agreement where security over the assets of the Group is granted in respect of the financial assistance constitutes a connected transaction (including a continuing connected transaction) for the Company under the Listing Rules which is subject to (i) the reporting and announcement requirements under Chapter 14A of the Listing Rules, and (ii) the Independent Shareholders Approval. HWL and its associates will abstain from voting on any matters relating to the Facility Agreement at the EGM.

The Independent Board Committee has been established to advise the Independent Shareholders in connection with the terms of and all the transactions contemplated by or incidental to the Facility Agreement. In this connection, Mr. Kevin Westley, an Independent Non-executive Director, has declared his interest in the transactions contemplated in the Facility Agreement by virtue of (i) The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) being one of ten mandated lead arrangers of the Existing Facility which may be repaid in accordance with its terms by applying proceeds of the Tranche A Loan in the event the Company decides to draw down the same; and (ii) Mr. Westley being the advisor to the Chairman of HSBC. It being noted that Mr. Westley had no direct involvement with either the provision or repayment of lending by or to HSBC arising from the Existing Facility and the Board is satisfied that such interest does not amount to a “material interest” for purpose of the Listing Rules. The IFA has been appointed to advise the Independent Board Committee and the Independent Shareholders as required by the Listing Rules.

INFORMATION OF THE GROUP AND THE HWL GROUP

The HWL Group operates and invests in five core businesses: ports and related services; property and hotels; retail and manufacturing; energy, infrastructure, finance and investments; and telecommunications. HTFCL is set up for the specific purpose of entering into and performing the terms of the Facility Agreement.

The Group is a leading global provider of telecommunications services. It currently operates mobile and fixed telecommunications services in Hong Kong and operates or is rolling out mobile telecommunications in Macau, Israel, Thailand, Sri Lanka, Indonesia and Vietnam.

LETTER FROM THE BOARD

EGM

The EGM will be held to consider and, if thought fit, pass, on a poll, the resolution to approve, amongst others, the terms of the Facility Agreement (including the Cap), the entering into of the Facility Agreement by the Company and all the transactions contemplated by or incidental to the Facility Agreement.

Notice convening the EGM is set out on pages 28 to 29 of this circular.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not later than 48 hours before the time appointed for holding of the EGM to the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

FURTHER INFORMATION

Your attention is also drawn to (i) the letter from the Independent Board Committee set out on page 11 of this circular which contains the opinion of the Independent Board Committee to the Independent Shareholders regarding the terms of the Facility Agreement (including the Cap) and all the transactions contemplated by or incidental to the Facility Agreement, (ii) the letter from the IFA set out on pages 12 to 18 of this circular which contains, amongst others, its opinion to the Independent Board Committee and the Independent Shareholders regarding matters required to be covered under the Listing Rules.

Your attention is also drawn to the further information set out in the appendix to this circular and the notice of the EGM, which form part of this circular.

Yours faithfully
By Order of the Board

Fok Kin-ning, Canning
Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

25 November 2008

To the Independent Shareholders

Dear Sir or Madam,

CONNECTED TRANSACTION

(INCLUDING A CONTINUING CONNECTED TRANSACTION)

PROVISION OF FINANCIAL ASSISTANCE ON A SECURED BASIS

BY A CONNECTED PERSON

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders in respect of the terms of the Facility Agreement (including the Cap) and all the transactions contemplated by or incidental to the Facility Agreement. Details of the Facility Agreement are set out in the letter from the Board in the circular dated 25 November 2008 (the “Circular”) to the Shareholders, of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter.

Having taken into account of the advice of Somerley, we consider that the terms of the Facility Agreement (including the Cap) and all the transactions contemplated by or incidental to the Facility Agreement to be fair and reasonable and in the interests of the Company and the Independent Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution which will be proposed at the EGM to approve, ratify and confirm the terms of the Facility Agreement (including the Cap), the entering into of the Facility Agreement and all the transactions contemplated by or incidental to the Facility Agreement.

Yours faithfully,

Independent Board Committee

KWAN Kai Cheong	John W. STANTON	Kevin WESTLEY
All the Independent Non-executive Directors

LETTER FROM SOMERLEY

The following is the text of the letter of advice from Somerley to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY LIMITED
10th Floor
The Hong Kong Club Building
3A Chater Road
Central
Hong Kong

25 November 2008

To:	the Independent Board Committee and

the Independent Shareholders

Dear Sirs,

CONNECTED TRANSACTION

(INCLUDING A CONTINUING CONNECTED TRANSACTION)

PROVISION OF FINANCIAL ASSISTANCE ON A SECURED BASIS

BY A CONNECTED PERSON

INTRODUCTION

On 12 November 2008, the Company announced (the “Announcement”) that the Board had declared a special cash dividend of HK$7 per Share (or approximately US$13.55 per ADS, subject to applicable exchange rates at the time of payment) (the “Special Dividend”). The total distribution for the Special Dividend is approximately HK$33,675 million (or approximately US$4,345 million), compared to the Company’s cash balances at 30 June 2008 of HK$37.2 billion. The Special Dividend is payable on or about Tuesday, 2 December 2008.

The Company also noted in the Announcement that it had received from HWL, the Company’s controlling shareholder holding approximately 60.36% of its issued shares, an irrevocable commitment offer to provide, through itself or any of its subsidiaries, a US$2,500 million (approximately HK$19,376 million) secured medium term revolving credit and term loan facility on normal commercial terms (including at an interest rate of 2.45% p.a. above US$LIBOR) and which is open for acceptance by the Company on or before 31 December 2008. The Lender will be HTFCL, an indirect subsidiary of HWL.

The Company entered into the Facility Agreement with HTFCL and HFAL on 25 November 2008. The HWL Guarantee was also executed and delivered on the same date. Details of the Facility Agreement are contained in the circular to the Shareholders dated 25 November 2008 (the “Circular”), of which this letter forms part. Unless the context otherwise requires, capitalised terms used in this letter shall have the same meanings as those defined in the Circular. The entering into of the Facility Agreement constitutes a connected transaction (including a continuing connected transaction) for the Company as HWL is its controlling shareholder and security is being granted by the Group to HTFCL. In this connection, the Facility Agreement will be subject to the reporting, announcement and Independent Shareholders’ approval requirements of the Listing Rules. HWL and its associates will abstain from voting on the ordinary resolution (to be taken by poll) to be proposed at the EGM to approve the terms of the Facility Agreement (including the Cap), the entering into of the Facility Agreement by the Company and all the transactions contemplated by or incidental to the Facility Agreement.

LETTER FROM SOMERLEY

The Independent Board Committee, comprising all the Independent Non-executive Directors, namely Messrs. Kwan Kai Cheong, John W. Stanton and Kevin Westley, has been established to give an opinion to the Independent Shareholders as to whether the terms of the Facility Agreement (including the Cap) are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. We, Somerley, being independent from the Company and its connected persons, including the parties to the Facility Agreement, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

In formulating our opinion and recommendation, we have relied on the information and facts supplied, and the opinions expressed, by the Directors, and have assumed that the information and facts provided and opinions expressed to us are true, accurate and complete in all material aspects at the time they were made and will remain true, accurate and complete up to the time of the EGM. We have also sought and received confirmation from the Directors that no material facts have been omitted from the information supplied and opinions expressed to us. We have no reason to believe that any material information has been withheld from us, or to doubt the truth or accuracy of the information provided. We have relied on such information and consider that the information we have received is sufficient for us to reach an informed view. We have discussed with the management of the Company the projected cash flows, including loan repayments and projected capital expenditure (“capex”) of the Group, over the life of the Facility. We have not, however, conducted any independent investigation into the business, affairs or financial position of the Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation on the terms of the Facility Agreement, we have taken the following principal factors and reasons into consideration:

1.	Reasons for the Facility Agreement

After payment of the Special Dividend, the Company will have cash resources of approximately HK$2.9 billion. While this is likely to be adequate for its requirements over the next few months, the Company has a club loan of HK$9 billion due for repayment in May 2009. Tranche A of the Facility will be used to refinance this loan. The Company also has a capex programme of approximately HK$7 billion, particularly in respect of expansion in Indonesia and Vietnam. However, the precise timing and amounts of capex in Indonesia and Vietnam is difficult to predict for operational, regulatory and other reasons and the Company’s growing use of site sharing or leasing, which may reduce capex. Consequently, the standby Tranche B facility is, in our opinion, an appropriate means of obtaining funds for the Company’s general financing needs in the medium term.

2.	Sources of loan capital

We believe that in the present extremely tight credit market conditions, there are only very limited, and possibly no other practicable, sources of medium term revolving loan facilities of the size (US$2.5 billion) negotiated with HWL. In the circumstances, we believe the Facility Agreement, the terms of which are tailored to HTIL’s needs and expected cash flows (see below), is an appropriate way of meeting the Company’s financing needs.

LETTER FROM SOMERLEY

3.	Terms of the Facility Agreement

The Facility will be used to refinance the Group’s existing debts and to fund capex and general corporate purposes in the medium term.

The principal terms of the Facility may be summarised as follows:

(i)	Total amount, tranches and availability period

The Facility of US$2,500 million will be provided in two tranches: first tranche of US$1,160 million will be made available on the earlier of 14 May 2009 and the date of repayment of the Company’s loan of HK$9,000 million and will be used to repay that loan; and the second tranche of US$1,340 million will be made available as a revolving credit facility up to the date falling one week before 15 November 2011 and may be used for refinancing indebtedness and for general corporate purposes. However, the commitments to make available the second tranche will be automatically reduced by the amount of any other facility obtained by the Company’s subsidiaries specified in the Facility Agreement.

(ii)	Interest rate

The interest rate of the Facility will be charged at US$LIBOR plus the applicable margin of 245 basis points per annum. The Facility is subject to a default margin of 100 basis point per annum over the applicable margin.

(iii)	Interest period

1 month, 2 months and 3 months or 6 months at the option of the Group, or any other period subject to mutual consent from the Lender and the Group.

(iv)	Upfront and commitment fees

An upfront fee of 20 basis points is payable at the earlier of first drawdown or 90 days from the date of the Facility Agreement.

A commitment fee of 20 basis points will also be charged on the daily undrawn balance of the Facility, payable semi-annually in arrears.

(v)	Repayment

The final maturity date is on 15 November 2011. Voluntary prepayment is permitted in whole or in part in minimum amount of US$10 million and integral multiples of US$5 million without premium or penalty at the end of any interest period. Break-funding costs incurred by Lenders shall be payable by the Company if a voluntary prepayment is made otherwise than on the last day of an interest period.

(vi)	Financial Covenants

HTIL will procure that: (a) net debt as, in effect, shown in the interim or annual accounts of the Group from time to time during the life of the Facility shall not exceed 400% of Consolidated EBITDA of the Group for the relevant period of 12 months (or annualised 12 months period); and that (b) the Consolidated EBITDA of the Group for

LETTER FROM SOMERLEY

the period of 12 months (or annualised 12 months period) that ends on each Test Date equals or exceeds 300% of Consolidated Net Finance Charges of the Group for the same period.

We have discussed these covenants with the management of the Group in conjunction with their projections of Group cash flow (see below). On that basis, the management have carried out analysis that shows the financial covenants will not be breached during the period of the Facility.

(vii)	Security and guarantees

(a)	Joint and several unconditional irrevocable guarantees from the Company, other members of the Group as are identified as the initial guarantors in the Facility Agreement and such other members of the Group as may be required under the terms of the Facility Agreement to become additional guarantors;

(b)	Fixed and floating securities over all present and future assets, rights and businesses of the Company, other members of the Group as are identified for this purpose in the Facility Agreement and such other members of the Group as may be required under the terms of the Facility Agreement to become additional guarantors; and

(c)	Share mortgage (or equivalent security) over the issued share capital of such members of the Group as are identified for this purpose in the Facility Agreement.

The Facility Agreement includes a “negative pledge” in favour of HTFCL; the negative pledge has certain “carve outs” as set out in the Facility Agreement, including security given by certain subsidiaries in respect of borrowings of those subsidiaries. The Facility is conditional on approval by the Independent Shareholders. Other conditions precedent to drawdown are customary, in our view, for a facility of this type.

4.	Group’s projected cash requirements

We have discussed with the management of the Company the projected cash requirements of the Group for the period of the Facility. Tranche A of the Facility will be used to refinance the Company’s HK$9 billion existing club loan from 12 banks which matures in May 2009.

It is expected that Partner Communications Company Ltd, the Group’s Israeli operating company, which is separately listed in Israel, will remain self-funding during this period, as it is at present. The Group’s Hong Kong mobile and fixed operations should generally operate on a cash positive basis through the period. Indonesia and Vietnam will require substantial further cash amounts tied to the pace of network roll-out. This is difficult to predict owing to operational, regulatory and other factors. In addition, the amounts projected may be decreased by leasing and sharing of sites, among other reasons. On a conservative basis, the amount of Tranche B of the Facility, combined with the Group’s other cash inflows, should be sufficient to underpin the Group’s needs through to November 2011 (the maturity of the Facility).

By the time of the maturity of the Facility, the Group’s cash needs are projected to have peaked and operating cash flow should be strong. This will place the Group in a sound position to refinance the Facility from commercial sources in due course, and possibly well before maturity.

LETTER FROM SOMERLEY

The Facility has certain covenants (as set out above) relating to the ratio of Net Debt to Consolidated EBITDA (4 times) and the coverage of Consolidated Net Finance Charges by EBITDA (3 times). On the basis of the projected cash flows we have been shown, the Company can operate within these covenants during the period of the Facility.

5.	Comparison of interest rate and other terms

(i)	Comparison with existing loans

We have reviewed certain existing loan agreements between the Group and various lenders, and noted interest rates generally varying between LIBOR+0.5% to LIBOR+1.35% per annum. The club loan which Tranche A of the Facility replaces was priced at LIBOR+0.55%, but this was only for one year. Other terms were broadly comparable. However, these facilities were for substantially smaller amounts than US$2.5 billion and negotiated at times when credit markets were more favourable. In addition, HTIL’s net assets will be reduced by HK$33.7 billion on payment of the Special Dividend, which may affect its credit rating. We do not consider, therefore, that they provide a valid comparison with the terms of the proposed Facility.

(ii)	Market in general

It is difficult to make comparisons at the moment owing to adverse conditions in credit markets, where we believe medium term facilities of this size and type are currently extremely difficult to obtain. We have identified two recent facilities in the Hong Kong market which are broadly comparable:

(a)	On 29 September 2008, Hong Kong Telecommunications Limited (“HKT”), a wholly-owned subsidiary of PCCW Limited, signed a guaranteed, unsecured HK$23.8 billion (equivalent to US$3.07 billion) club loan with 20 banks. It comprised a HK$8.2 billion 3-year revolving facility, a HK$7.8 billion 3-year term loan and a HK$7.8 billion 5-year tranche. The pricing was 1.55% over Hong Kong Interbank Offered Rate (“HIBOR”) for the 3-year facilities and HIBOR+1.75% for the 5-year tranche. The proceeds were to refinance an existing debt facility and for general corporate purposes.

Source: FinanceAsia.com

We consider the HKT loan to be broadly comparable to the Facility. However, it was arranged earlier, when conditions may have been somewhat better, is based on HIBOR rather than LIBOR and may reflect a slightly higher credit rating for HKT compared to HTIL ex Special Dividend. In particular, HTIL is committed to a rapid expansion in the Indonesian and Vietnamese markets which may be seen as more risky than HKT, which concentrates on the mature Hong Kong market.

(b)	CITIC Pacific Limited (“CITIC Pacific”) announced on 12 November 2008 that it has obtained a standby facility to draw up to US$1.5 billion (about HK$11.625 billion) from its 29% shareholder, CITIC Group. The facility is priced at 2.8% over LIBOR, unsecured and repayable on demand. The facility is for the sole purpose of funding any commitments and/or liabilities due from CITIC Pacific under certain Australian dollar target redemption forward contracts to be substantially novated by itself to CITIC Group. This is a bridging loan pending longer term arrangements which require shareholders’ consent.

Source: Announcement of CITIC Pacific

LETTER FROM SOMERLEY

We consider this facility is broadly comparable to the Facility as it is a substantial loan provided by a parent to a Hong Kong listed subsidiary. However, in light of recent announcements of foreign exchange losses by CITIC Pacific, we do not regard this loan as a comparable situation to HTIL. This is reflected in the inferior terms, the loan to CITIC Pacific being on demand, rather than on a 3-year basis as with HTIL, and at a 0.35% higher margin over LIBOR.

We have also conducted research into recent US$ denominated international debt financing transactions within the telecommunication industry. One is unsecured and two are secured. The following table summarises such transactions:

Issuers	Moody’s Investors Service Rating	Total Facility Amount/ Security	Spread (Basis points, “bps”)	Loan Type	Purpose	Effective Date	Maturity
Cable and Wireless plc (LON:CW)	Ba3	USD415m Unsecured	225bps over LIBOR	Revolver	General corporate	08/16/08	08/16/11
Orascom Telecom Holding (S.A.E) (“Orascom”) (LI:OTLD)	Ba3	USD2,500m Secured	200-250bps over LIBOR	Term & revolver	General corporate	04/14/08	04/14/13
Fairpoint Communications, Inc. (NYSE:FRP)	Ba3	USD2,030m Secured	250-275bps over LIBOR	Term & revolver	Acquisition	03/31/08	03/08/14- 03/08/15

Source: Bloomberg

Based on the interim financial statements of Orascom for the six months period ended 30 June 2008, the loan is secured by share pledges of Orascom’s material subsidiaries and joint ventures. In our view, this is broadly similar to the security to be given by the Company for the Facility as set out above. In addition, we consider Orascom, as a telecommunications company with a concentration on emerging markets, to be the most similar of the above companies to HTIL. This loan was arranged in the first quarter of 2008 when credit conditions may have been somewhat more favourable than at present.

When determining the interest rate of the loan, financial institutions would generally consider the credit rating of the issuer, length of loan tenure and underlying risk of the loan. Each transaction could be considered as unique and therefore it is difficult to compare the interest spread of each transaction directly. Nevertheless, it is noted for a LIBOR loan facility with tenure over 3 years, the interest spread is between 200 bps and 275 bps for corporates with credit rating of Ba3. We understand that HTIL has not yet obtained any credit rating from the main credit rating companies.

6.	Other terms of the Facility Agreement

We have reviewed the other terms of the Facility Agreement, including the financial covenants as discussed above and the basis of the upfront and commitment fees. We consider that the other terms of the loan are normal commercial terms of a standard type for a term loan of substantial size.

We believe the Facility is suited to the Company’s financing needs. Tranche B is revolving, i.e. it can be drawdown, repaid and then drawn again if needed, and is accordingly well matched to the pattern and probability of HTIL’s various cash requirements.

LETTER FROM SOMERLEY

DISCUSSION AND ANALYSIS

Following payment of the Special Dividend of HK$33.7 billion, the Company will retain cash balances of about HK$2.9 billion. This is likely to be sufficient for the present, but a HK$9 billion loan repayment is due in May 2009 and substantial capex is planned in Indonesia and Vietnam, albeit with uncertain timing. Consequently, the Facility, comprising Tranche A, which is equal to the HK$9 billion loan repayment, and Tranche B on a standby basis, seems to us an appropriate means of financing for HTIL.

Owing to the present extremely tight credit conditions, HWL as parent company is in our view the most reliable, and possibly the only practicable, immediately-available source of a medium term US$2.5 billion facility of this type. However, the Company is not obliged to drawdown the Facility and may choose not to utilise it if a better proposal is received from other sources. In addition, if the Facility is drawn down, there are no prepayment conditions or penalties so there is nothing to stop the Company from testing the market for a possible commercial refinancing when a more favourable borrowing environment returns.

We have reviewed the Group’s cash flows through to maturity of the Facility. Tranche A is equivalent to the amount needed to repay the Company’s club loan in May 2009 and Tranche B, together with the Group’s other cash inflows, should be sufficient to finance planned capex in Indonesia and Vietnam with a comfortable margin. We have also reviewed the Company’s calculations of debt and interest cover as compared to Consolidated EBITDA and noted that these ratios fall well within the limits set out in the financial covenants to the Facility.

We do not believe loan terms negotiated before the financial turmoil of 2008 provide a fair comparison to the terms of the Facility. We have identified two recent loan facilities in the Hong Kong market, to HKT and CITIC Pacific, which have similarities to the Facility. We have also researched recent large international loan facilities in the telecommunications industry, of which we consider the loan to Orascom, an emerging markets telecom company, most similar to the Facility and carrying a similar pricing and security package. The interest rates payable under the Facility fall within the range of these facilities. The other terms of the Facility are in our opinion broadly standard for a term loan of substantial size.

OPINION

Having taken into account the above principal factors and reasons, we consider that the Facility Agreement is on normal commercial terms and entered into in the ordinary and usual course of business of the Group. We further consider that the terms of the Facility Agreement (including the Cap) are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM to approve the terms of the Facility Agreement (including the Cap), the entering into of the Facility Agreement by the Company and all the transactions contemplated by or incidental to the Facility Agreement.

Yours faithfully, for and on behalf of
SOMERLEY LIMITED
M. N. Sabine
Chairman

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2.	DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

Save as disclosed below, as at the Latest Practicable Date, none of the Directors and chief executive of the Company and their respective associates had any interests and short positions in the Shares, underlying shares in or debentures of the Company or the associated corporations of the Company (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) were required to be and were recorded in the register required to be kept pursuant to Section 352 of the SFO; or (c) were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

(I)	Interests and short positions in the Shares, underlying shares and debentures of the Company

Long positions in the Shares/underlying shares of the Company

			Number of underlying shares held
Name of Director/ Alternate Director	Capacity	Nature of interests	Number of Shares held	in American Depositary Shares	in share options	Approximate % of shareholding
Fok Kin-ning, Canning	Interest of a controlled corporation	Corporate interest	1,202,380 (Note 1)	—	—	0.0250%
Chow Woo Mo Fong, Susan	Beneficial owner	Personal interest	250,000	—	—	0.0052%
Frank John Sixt	Beneficial owner	Personal interest	—	255,000 (Note 2)	—	0.0053%
Lui Dennis Pok Man	Beneficial owner	Personal interest	9,100,000	—	—	0.1890%
Chan Ting Yu	Beneficial owner	Personal interest	3,433,333	—	—	0.0713%
Wong King Fai, Peter	Beneficial owner	Personal interest	2,666,667	—	—	0.0554%

APPENDIX	GENERAL INFORMATION

			Number of underlying shares held
Name of Director/ Alternate Director	Capacity	Nature of interests	Number of Shares held	in American Depositary Shares	in share options	Approximate % of shareholding
John W. Stanton	Interest held jointly with spouse	Other interest	—	105,000 (Note 3)	—	0.0022%
Woo Chiu Man, Cliff	Beneficial owner	Personal interest	2,333,333	—	—	0.0485%

Notes:

1.	Such ordinary shares were held by a company which is equally controlled by Mr. Fok Kin-ning, Canning and his spouse.

2.	17,000 ADSs (each representing 15 Shares) were held by Mr. Frank John Sixt.

3.	7,000 ADSs (each representing 15 Shares) were held jointly by Mr. John W. Stanton and his spouse.

(II)	Interests and short positions in the shares, underlying shares in and debentures of the associated corporations of the Company

Long positions in the shares, underlying shares in and debentures of the associated corporations of the Company

Mr. Fok Kin-ning, Canning had, as at the Latest Practicable Date, the following interests:

(i)	corporate interests in 4,310,875 ordinary shares, representing approximately 0.101% of the then issued share capital, in HWL;

(ii)	5,100,000 ordinary shares, representing approximately 0.676% of the then issued share capital, in Hutchison Telecommunications (Australia) Limited (“HTAL”) comprising personal and corporate interests in 4,100,000 ordinary shares and 1,000,000 ordinary shares respectively;

(iii)	corporate interests in 5,000,000 ordinary shares, representing approximately 0.056% of the then issued share capital, in Hutchison Harbour Ring Limited;

(iv)	corporate interests in 225,000 American Depositary Shares (each representing one ordinary share), representing approximately 0.143% of the then issued share capital, in Partner Communications Company Ltd.; and

(v)	corporate interests in (a) a nominal amount of US$2,500,000 in the 6.50% Notes due 2013 issued by Hutchison Whampoa International (03/13) Limited; (b) a nominal amount of US$2,000,000 in the 7.45% Notes due 2033 issued by Hutchison Whampoa International (03/33) Limited (“HWI(03/33)”); (c) a nominal amount of US$2,500,000 in the 5.45% Notes due 2010 issued by HWI(03/33); and (d) a nominal amount of US$2,500,000 in the 6.25% Notes due 2014 issued by HWI(03/33).

Mr. Fok Kin-ning, Canning held the above personal interests in his capacity as a beneficial owner and held the above corporate interests through a company which is equally controlled by Mr. Fok and his spouse.

APPENDIX	GENERAL INFORMATION

Mrs. Chow Woo Mo Fong, Susan in her capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in 150,000 ordinary shares, representing approximately 0.0035% of the then issued share capital, in HWL.

Mr. Frank John Sixt in his capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in (i) 50,000 ordinary shares, representing approximately 0.001% of the then issued share capital, in HWL; and (ii) 1,000,000 ordinary shares, representing approximately 0.133% of the then issued share capital, in HTAL.

Mr. Wong King Fai, Peter had, as at the Latest Practicable Date, family interests in 22,000 ordinary shares, representing approximately 0.00052% of the then issued share capital, in HWL held by his spouse.

Mr. John W. Stanton had, as at the Latest Practicable Date, the following interests:

(i)	2,016,500 ordinary shares, representing approximately 0.047% of the then issued share capital, in HWL held jointly with his spouse; and

(ii)	6,600 ordinary shares, representing approximately 0.00015% of the then issued share capital, in HWL held in his capacity as a trustee of a trust.

Mr. Kevin Westley in his capacity as a beneficial owner had, as at the Latest Practicable Date, personal interests in 4,000 ordinary shares, representing approximately 0.00018% of the then issued share capital, in Cheung Kong Infrastructure Holdings Limited.

Mr. Woo Chiu Man, Cliff had, as at the Latest Practicable Date, family interests in 8,000 ordinary shares, representing approximately 0.00019% of the then issued share capital, in HWL held by his spouse.

Certain Directors held qualifying shares in certain subsidiaries of the Company on trust for other subsidiaries.

APPENDIX	GENERAL INFORMATION

3.	INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

So far as is known to the Directors or chief executive of the Company, as at the Latest Practicable Date, save for the Directors and chief executive of the Company and those disclosed below, no person (a) had or were deemed or taken to have an interest or short position in the Shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO; or (b) which were recorded in the register required to be kept by the Company under Section 336 of the SFO; or (c) were directly or indirectly, interested in 10% of more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

(I)	Interests and short positions of substantial shareholders in the Shares, underlying shares and debentures of the Company

Long positions in the Shares

Name	Capacity	Number of Shares held	Approximate % of shareholding
Hutchison Telecommunications Investment Holdings Limited (“HTIHL”)	(i) Beneficial owner	2,619,929,104) (Note 1))
	(ii) Interest of a controlled corporation	285,893,149) (Note 1))	60.36%

Hutchison Telecommunications Group Holdings Limited (“HTGHL”)	Interest of controlled corporations	2,905,822,253 (Note 1)	60.36%

Ommaney Holdings Limited (“OHL”)	Interest of controlled corporations	2,905,822,253 (Note 1)	60.36%

Hutchison International Limited (“HIL”)	Interest of controlled corporations	2,905,822,253 (Note 1)	60.36%

HWL	Interest of controlled corporations	2,905,822,253 (Note 1)	60.36%

Cheung Kong (Holdings) Limited (“CKH”)	Interest of controlled corporations	2,957,914,840 (Note 2)	61.44%

Li Ka-Shing Unity Trustee Company Limited (“TUT1”)	Trustee	2,957,914,840 (Note 3)	61.44%

Li Ka-Shing Unity Trustee Corporation Limited (“TDT1”)	Trustee and beneficiary of a trust	2,957,914,840 (Note 4)	61.44%

APPENDIX	GENERAL INFORMATION

Name	Capacity	Number of Shares held	Approximate % of shareholding
Li Ka-Shing Unity Trustcorp Limited (“TDT2”)	Trustee and beneficiary of a trust	2,957,914,840 (Note 4)	61.44%

Li Ka-shing (“Mr. Li”)	(i) Founder of discretionary trusts and interest of controlled corporations	2,958,068,120)
		(Note 5))
	(ii) Interest of controlled corporations	266,621,499)	66.98%
		(Note 6))

Yuda Limited	Beneficial owner	266,375,953 (Note 7)	5.53%

(II)	Interests and short positions of other person in the Shares and underlying shares of the Company

Long positions in the Shares

Name	Capacity	Number of Shares held	Approximate % of shareholding
T. Rowe Price Associates, Inc. and its affiliates	Investment manager	279,827,000	5.81%

Notes:

1.	HTIHL is a direct wholly-owned subsidiary of HTGHL, which in turn is a direct wholly-owned subsidiary of OHL, which in turn is a direct wholly-owned subsidiary of HIL, which in turn is a direct wholly-owned subsidiary of HWL. By virtue of the SFO, HWL, HIL, OHL and HTGHL were deemed to be interested in the 2,619,929,104 Shares which HTIHL had direct interest and 285,893,149 Shares held by a wholly-owned subsidiary of HTIHL.

2.	Certain subsidiary companies of CKH together hold one third or more of the issued share capital of HWL. By virtue of the above, CKH was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested as a substantial shareholder of the Company under the SFO. CKH was also interested in the share capital of the Company through certain wholly-owned subsidiary companies of CKH.

3.	TUT1, as trustee of The Li Ka-Shing Unity Trust (“UT1”), together with certain companies which TUT1 as trustee of UT1 was entitled to exercise or control the exercise of one third or more of the voting power at their general meetings (“related companies”), hold more than one third of the issued share capital of CKH. By virtue of the above and the interest of TUT1 as trustee of UT1 and its related companies in the shares in CKH, TUT1 as trustee of UT1 was therefore taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

APPENDIX	GENERAL INFORMATION

4.	Each of TDT1 as trustee of a discretionary trust (“DT1”) and TDT2 as trustee of another discretionary trust (“DT2”) holds units in UT1. By virtue of the above and its interest of holding units in UT1, each of TDT1 as trustee of DT1 and TDT2 as trustee of DT2 was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

5.	Mr. Li is the settlor of each of DT1 and DT2 and may be regarded as a founder of each of DT1 and DT2 for the purpose of the SFO. Mr. Li is also interested in one third of the entire issued share capital of a company owning the entire issued share capital of TUT1, TDT1 and TDT2. By virtue of the above and as a director of CKH, Mr. Li was taken to have a duty of disclosure in relation to the interest in the relevant share capital of the Company held by or in which HWL, HIL, OHL, HTGHL or HTIHL was taken as interested (together with CKH’s interest in the share capital of the Company through certain wholly-owned subsidiary companies) as a substantial shareholder of the Company under the SFO.

6.	Such ordinary shares were held by companies of which Mr. Li is interested in the entire issued share capital.

7.	Yuda Limited is a company wholly-controlled by Mr. Li. Such interest is duplicated in that of Mr. Li held by one of the companies described in Note 6 above.

Save as disclosed above, as at the Latest Practicable Date, there was no other person (other than the Directors or chief executive of the Company) who had an interest or short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO or as otherwise notified to the Company and the Stock Exchange.

4.	NO MATERIAL ADVERSE CHANGE

The Company announced on 12 November 2008 that the Directors had declared a special dividend of HK$7 per Share or approximately US$13.55 per ADS totalling approximately HK$33.7 billion to be paid on or about 2 December 2008. There has been no material adverse change in the financial or trading position of the Group up to and including the Latest Practicable Date since 31 December 2007, being the date to which the latest published audited accounts have been made up.

5.	DIRECTORS’ SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by the employer within one year without compensation, other than statutory compensation).

APPENDIX	GENERAL INFORMATION

6.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, the following Directors and their respective associates had interests in the following business (apart from the Company’s businesses) conducted through the companies named below, their subsidiaries, associated companies or other investment forms which are considered to compete or be likely to compete, either directly or indirectly, with the principal businesses of the Company required to be disclosed pursuant to Listing Rule 8.10:

Name of Alternate Director	Name of Company	Nature of Competing Business	Interest in the Competing Business
Ma Lai Chee, Gerald	Beijing Net-Infinity Technology Development Company Limited	Operating internet data centre business	Director

	Silk Telecom Pty Ltd	Operating optic fibre networks	Director

	Critical Path, Inc	Provision of consumer and enterprise messaging solutions	Director

As the Board is independent of the boards of the above entities, the Group has therefore been capable of carrying on its businesses independently of, and at arm’s length from, the above businesses.

As at the Latest Practicable Date, Messrs. Fok Kin-ning, Canning, Frank John Sixt and Mrs. Chow Woo Mo Fong, Susan, all being Non-executive Directors, were executive directors of HWL and certain of HWL’s subsidiaries which were engaged in telecommunications businesses. Mr. Lui Dennis Pok Man was also a non-executive director of a subsidiary of HWL in Argentina.

The non-competition agreement entered into by the Company and HWL on 24 September 2004 (“2004 Non-competition Agreement”) maintained a clear geographical delineation, underpinned by the regulatory regime, of the two groups’ respective businesses ensuring there would be no competition between them. The exclusive territory of the HWL Group comprised the member countries of the European Union (prior to its enlargement in 2004), the Vatican City, the Republic of San Marino, the Channel Islands, Monaco, Switzerland, Norway, Greenland, Liechtenstein, Australia, New Zealand, the United States of America, Canada and, unless and until such time as the Group exercises its option to acquire HWL Group’s interest in Hutchison Telecommunications Argentina S.A., Argentina. The exclusive territory of the Group comprised all the remaining countries of the world. On 25 February 2008, under and in accordance with the requirements of the 2004 Non-competition Agreement, HWL granted consent to the establishment of a joint venture between Hutchison Global Communications Limited (an indirect wholly-owned subsidiary of the Company) and the Philippine Long Distance Telephone Company Group under the co-operation agreement dated 12 March 2008 for operating a mobile virtual network operator business in Italy. Save for the aforesaid business, there is no single country in which both groups have competing operations.

APPENDIX	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and their respective associates had an interest in any business which competed or was likely to compete, either directly or indirectly, with the principal businesses of the Group pursuant to the Listing Rules.

7.	DIRECTORS’ INTEREST IN ASSETS AND CONTRACTS

None of the Directors had any interest, direct or indirect, in any assets which have, since 31 December 2007, being the date of the latest published audited accounts of the Group, been acquired or disposed of or by or leased to any member of the Group, or are proposed to be acquired or disposed of or by or leased to any member of the Group.

None of the Directors was materially interested in any contract which was subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group taken as a whole.

8.	PROCEDURE FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the Articles of Association of the Company, a poll may be demanded in relation to any resolution put to the vote of any general meeting before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll:

(a)	by the chairman of the meeting; or

(b)	by at least five Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d)	by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

APPENDIX	GENERAL INFORMATION

9.	EXPERT

The following are the qualifications of the expert who has given a letter which is contained or referred to in this circular:

Name	Qualifications
Somerley	Licensed corporation under the SFO to conduct types 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 9 (asset management) regulated activities

As at the Latest Practicable Date, Somerley did not have any direct or indirect shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for shares in any member of the Group.

As at the Latest Practicable Date, Somerley had no interest, direct or indirect, in any assets which have, since 31 December 2007, being the date of the latest published audited accounts of the Group, been acquired or disposed of or by or leased to any member of the Group, or are proposed to be acquired or disposed of or by or leased to any member of the Group.

Somerley has given and has not withdrawn its written consent to the issue of this circular and the inclusion herein of its letter and reference to its name in the form and context in which it is included.

The letter given by Somerley is given as of the date of this circular for incorporation herein.

10.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Facility Agreement and all other contracts referred to in this circular will be available for inspection by Shareholders at the business address of the Company at 18th Floor, Hutchison Telecom Tower, 99 Cheung Fai Road, Tsing Yi, New Territories, Hong Kong from 9:00 a.m. to 5:00 p.m. on any weekday (Saturdays and public holidays excepted) for a period of 14 days from the date of this circular.

11.	MISCELLANEOUS

In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

NOTICE OF THE EGM

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Hutchison Telecommunications International Limited (the “Company”) will be held at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Thursday, 11 December 2008 at 10:30 a.m. or any adjournment thereof (the “Meeting”) for the purpose of considering and, if thought fit, passing the following resolution as ordinary resolution:

ORDINARY RESOLUTION

“THAT:

(a)	the facility agreement dated 25 November 2008 (the “Facility Agreement”) entered into between Hutchison Telecommunications Finance Company Limited as lender, the Company as principal borrower and Hutchison Facility Agents Limited as facility agent and security trustee in relation to the Facility (as defined in the circular to Shareholders dated 25 November 2008, of which this Notice forms part (“Circular”)), a copy of which has been produced to this meeting marked “A”, together with the terms thereof (including the “Cap” (as such term is defined in the Circular)), the entering into of the Facility Agreement by the Company and all the transactions contemplated by or incidental to the Facility Agreement be and they are hereby approved, ratified and confirmed; and

(b)	the directors of the Company, acting together, individually or by committee, be and they are hereby authorised to do all such acts on behalf of the Company as they may consider necessary, desirable or expedient for the purpose of, or in connection with, the implementation and completion of the Facility Agreement and the transactions contemplated by or incidental to the Facility Agreement.”

The register of members of the Company will be closed from Wednesday, 10 December 2008 to Thursday, 11 December 2008, both days inclusive.

By Order of the Board

Edith Shih
Company Secretary

Hong Kong, 25 November 2008

NOTICE OF THE EGM

Notes:

1.	In order to be entitled to attend and vote at the Meeting, all transfers accompanied by the relevant share certificates must be lodged for registration with the Hong Kong share registrar of the Company, Computershare Hong Kong Investor Services Limited, no later than 4:30 p.m. on Tuesday, 9 December 2008.

2.	Only members are entitled to attend and vote at the Meeting.

3.	A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of that member. A proxy need not be a member of the Company. To be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be lodged with the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

4.	At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put the above resolution to the vote by way of a poll.

Exhibit 1.2

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

FORM OF PROXY FOR USE AT THE EXTRAORDINARY GENERAL MEETING

I/We (note 1)

of

being the registered holder(s) of (note 2)                                                                                   shares of nominal value HK$0.25 each in the share capital of HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED (the “Company”), hereby appoint (note 3)

of

or, failing him, the Chairman of the Meeting, as my/our proxy to act for me/us at the extraordinary general meeting of the Company to be held on Thursday, 11 December 2008 at 10:30 a.m. (or at any adjournment thereof) (the “Meeting”) and to vote for me/us as directed below or, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTION	FOR (note 4)	AGAINST (note 4)

Ordinary Resolution in the Notice of the Meeting

(To approve, confirm, and ratify the entering into of the Facility Agreement dated 25 November 2008 with Hutchison Telecommunications Finance Company Limited and Hutchison Facility Agents Limited by the Company, the terms of the Facility Agreement (including the “Cap” (as such term is defined in the circular of the Company dated 25 November 2008)) and the transactions contemplated thereby or incidental thereto, and to authorise the directors of the Company to execute such other documents and/or to do all such acts on behalf of the Company as they may consider necessary for the purpose of or in connection with the Facility Agreement and the transactions contemplated thereby or incidental thereto)

Dated	2008	Signature (note 5)

Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2.	Please insert the number of shares of nominal value HK$0.25 each registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3.	Please insert the name and address of the proxy desired. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, PLEASE TICK IN THE RELEVANT BOX MARKED “AGAINST”. Failure to tick either box will entitle your proxy to cast your vote at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than that referred to in the notice convening the Meeting. If you wish to vote part of your shares for and part of your shares against the resolution in the event that a poll is called, please insert the number of shares in the relevant box.

5.	The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person authorised to sign the same.

6.	Where there are joint holders of any share in the capital of the Company, any one of such joint holders may vote, either in person or by proxy, at the Meeting, but if more than one of such joint holders be present at the Meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

7.	To be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the principal place of business of the Company at 22nd Floor, Hutchison House, 10 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the Meeting.

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and deposit of the form of proxy will not preclude you from attending and voting in person at the Meeting should you so wish, and in such event, the form of proxy shall be deemed to be revoked.

10.	Any alteration made to this form of proxy must be initialled by the person who signs it.

11.	At the Meeting, the Chairman of the Meeting will exercise his power under Article 66 of the Company’s Articles of Association to put the above resolution to the vote by way of a poll. On a poll, every member who is present in person or by proxy or (being a corporation) is present by a duly authorised representative shall have one vote for every fully paid share of which such member is the holder.

Exhibit 1.3

Extraordinary General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on December 8, 2008 for action to be taken.

2008 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Hutchison Telecommunications International Limited (the “Company”)

ADS CUSIP No.:	44841T107.
ADS Record Date:	November 25, 2008.
Meeting Specifics:	Extraordinary General Meeting - December 11, 2008 at 10:30 A.M. (local time) at Salon I, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting as posted on the Company’s website at www.htil.com.
Depositary:	Citibank, N.A.
Deposit Agreement:	Deposit Agreement, dated as of October 15, 2004.
Deposited Securities:	Ordinary Shares, par value HK$0.25 per Share, of the Company.
Custodian(s):	Citibank, N.A. - Hong Kong Office.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) (“ADR(s)”) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Company’s Notice of Meeting as posted on the Company’s website at www.htil.com and hereby irrevocably authorises and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

As set forth in the Deposit Agreement, Holders of record of ADRs as of the close of business on the ADS Record Date, will be entitled, subject to applicable provisions of the laws of the Cayman Islands and the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

Please note that, in accordance with and subject to the terms of Section 4.10 of the Deposit Agreement, if the Depositary shall not have received the Voting Instructions from an ADR Holder on or prior to the ADS Voting Instructions Deadline, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to provide a discretionary proxy to a person designated by the Company for the purpose of exercising the voting rights pertaining to the Deposited Securities represented by such Holder’s ADSs.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, if the Depositary timely received Voting Instructions from an ADR Holder which fails to specify the manner in which the Depositary is to vote the ADSs, such Holder shall be deemed and the Depositary shall deem such Holder to have instructed the Depositary to vote such ADRs evidenced by ADSs in favor of the items set forth in the Voting Instructions. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities.

In addition, please note that the Depositary shall, if so requested by the Company, represent all Deposited Securities for the sole purpose of establishing a quorum at a Meeting of Shareholders.

Please further note that, pursuant to Section 4.10 of the Deposit Agreement, the Company’s Board of Directors may, pursuant to the provisions of or governing the Deposited Securities, suspend the voting rights, of any Deposited Securities. If the Board of Directors suspends such rights, the Company will promptly provide a notice to the Depositary, specifying: (i) the identity of the Holder or Beneficial Owner to be disenfranchised of their voting rights in respect to their deposited securities; (ii) the matters upon which such Holder or Beneficial Owner may not vote the Deposited Securities; and, (iii) instructions to the Depositary with respect to such other actions as it deems or may deem necessary or desirable to enforce the restrictions on the exercise of voting rights.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorised to give the Voting Instructions contained herein.

Ordinary Resolution

1.	Approval, confirmation and ratification of the entering into of the Facility Agreement dated 25 November 2008 with Hutchison Telecommunications Finance Company Limited and Hutchison Facility Agents Limited by the Company, the terms of the Facility Agreement (including the “Cap” (as such term is defined in the circular of the Company dated 25 November 2008)) and the transactions contemplated thereby or incidental thereto, and authorisation of the directors of the Company to execute such other documents and/or to do all such acts on behalf of the Company as they may consider necessary for the purpose of or in connection with the Facility Agreement and the transactions contemplated thereby or incidental thereto.

Please note that hardcopy material such as the Notice of Meeting and Proxy Statement will not be distributed. Proxy voting material will be available to all holders and may be found on the Company’s website at www.htil.com. Hardcopy material will be available by request only by contacting Citibank, N.A.- ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

A	Issues

		For	Against	Abstain

Resolution 1		☐	☐	☐

B	Authorised Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorised officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)

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